UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Berkshire Hills Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

084680107

(CUSIP Number)

Pamela A. Massad

As personal representative of the Estate of David G. Massad, Sr.

c/o Fletcher Tilton PC

370 Main Street, Suite 1200

Worcester, MA 01608

(508) 459-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 084680107	13D/A	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David G. Massad, Sr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0.00(1)
	8.	SHARED VOTING POWER 0.00
	9.	SOLE DISPOSITIVE POWER 0.00(1)
	10.	SHARED DISPOSITIVE POWER 0.00

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0.00(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

1 This Amendment No. 1 is filed to report the reduction in David G. Massad, Sr.’s percentage ownership to below 5.00% of shares of common stock, $0.01 par value (the “Common Stock”) of Berkshire Hills Bancorp, Inc. Upon Mr. Massad’s death on December 28, 2018, beneficial ownership of all of the Common Stock reported on the initial Schedule 13D, dated October 13, 2017, automatically transferred by operation of law to the Estate of David G. Massad, Sr., acting through Pamela A. Massad as the estate’s personal representative.

CUSIP No. 084680107	13D/A	Page 3 of 4 Pages

Preliminary Statement.

This filing by Pamela A. Massad, in her capacity as personal representative of the Estate of David G. Massad, Sr. (the “Estate”), amends the Schedule 13D filed by David G. Massad, Sr. (the “Reporting Person”) on October 23, 2017 as specifically set forth below. (Any capitalized term used in this amendment and not otherwise defined has the meaning set forth in the original Schedule 13D filing.)

The Reporting Person died on December 28, 2018. All of the Common Stock beneficially owned by the Reporting Person immediately prior to his death automatically transferred by operation of law to the Estate. No consideration was paid in connection with the transfer of the Common Stock from Mr. Massad to the Estate.

Item 5.  Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person no longer is the beneficial owner of any Common Stock.

(b)	The Reporting Person no longer has the sole or shared power to vote, or to direct the vote, of any Common Stock.

(c)	All Common Stock owned and controlled by the Reporting Person automatically transferred to the Estate by operation of law, effective as of December 28, 2018.

(d)	Not applicable.

(e)	The Reporting Person ceased to be the beneficial owner of more than 5.0% of the shares of Common Stock on December 28, 2018.

CUSIP No. 084680107	13D/A	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2019

Estate of David G. Massad, Sr.

/s/ Pamela A. Massad
Pamela A. Massad, Personal Representative of the Estate of David G. Massad, Sr., and not individually